Exhibit 99.1

THE ROUSE COMPANY, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

The following is unaudited consolidated financial information for our subsidiary, The Rouse Company L.L.C. (“TRCLLC”), as of March 31, 2012 and December 31, 2011 and for the three months ended March 31, 2012 and 2011.

TRCLLC (also, “we” or “us”) is a Delaware limited liability company, formed on November 9, 2010 through voluntary conversion of The Rouse Company Limited Partnership (“TRCLP”) into a limited liability company. TRCLLC is a subsidiary of General Growth Properties, Inc. (“GGP” or the “Company”), a Delaware corporation, which was organized in July 2010 and is a self-administered and self-managed real estate investment trust, referred to as a “REIT”.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of TRCLLC, its subsidiaries and joint ventures in which it has a controlling interest. For consolidated joint ventures, the noncontrolling partner’s share of the assets, liabilities and operations of the joint ventures (generally computed as the joint venture partner’s ownership percentage) is included in noncontrolling interests in consolidated real estate affiliates as a permanent element of capital. All significant intercompany balances and transactions have been eliminated.

Reclassifications

Certain prior period amounts in the consolidated financial statements have been reclassified to conform to the current period presentation as a result of discontinued operations.  Amounts included on the Consolidated Statements of Operations and Comprehensive Income (Loss) for properties sold have been reclassified to discontinued operations for all periods presented.

On January 12, 2012, TRCLLC distributed various operating properties to GGP.  Amounts included on the Consolidated Statements of Operations and Comprehensive Income (Loss) for properties sold have been reclassified to discontinued operations for all periods presented.

Critical Accounting Policies

Critical accounting policies are those that are both significant to the overall presentation of TRCLLC’s financial condition and results of operations and require management to make difficult, complex or subjective judgments.  Our critical accounting policies for the fiscal year ended December 31, 2011 have not changed during the three months ended March 31, 2012.

MANAGEMENT’S DISCUSSION OF TRCLLC OPERATIONS AND LIQUIDITY

Revenues

Tenant rents (which includes minimum rents, tenant recoveries, and overage rents) increased by $0.6 million in the first three months of 2012 as compared to the first three months of 2011 primarily as a result of increases in overage rent.

Operating expenses

Operating expenses decreased by $5.9 million primarily due to a $5.0 million decrease in depreciation and amortization and a $1.6 million decrease in property maintenance costs.

Interest Expense

Interest expense decreased by $2.6 million for the three months ended March 31, 2012 as compared to the first three months of 2011.  This decrease was primarily due to a $1.5 million decrease in interest expense relating to the pay down of $106.0 million in mortgage notes at three properties in June 2011.

THE ROUSE COMPANY, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

Equity in Income of Unconsolidated Real Estate Affiliates

Equity in income of Unconsolidated Real Estate Affiliates for the three months ended March 31, 2012 increased by $1.1 million from 2011, primarily due to an increase in income at our Brazilian joint venture.

Cash position and liquidity at March 31, 2012

TRCLLC’s cash and cash equivalents increased $16.0 million to $458.5 million as of March 31, 2012. The cash position of TRCLLC is largely determined at any point in time by the relative short-term demands for cash by TRCLLC and GGP.  We have $349.5 million of publicly-traded unsecured bonds which mature in 2012.  TRCLLC expects to remain current with respect to its debt obligations and be able to access additional funds as required from GGP.

THE ROUSE COMPANY, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	March 31,	December 31,
	2012	2011
	(In thousands)
Assets:
Investment in real estate:
Land	$832,046	$901,274
Buildings and equipment	4,430,002	4,749,122
Less accumulated depreciation	(251,289)	(251,137)
Developments in progress	29,730	38,535
Net property and equipment	5,040,489	5,437,794
Investment in and loans to/from Unconsolidated Real Estate Affiliates	1,749,755	1,725,338
Net investment in real estate	6,790,244	7,163,132
Cash and cash equivalents	458,516	442,559
Accounts and notes receivable, net	44,378	45,894
Deferred expenses, net	33,926	39,057
Prepaid expenses and other assets	343,449	400,401
Total assets	$7,670,513	$8,091,043

Liabilities and Capital:

Mortgages, notes and loans payable	$4,263,223	$4,440,481
Accounts payable and accrued expenses	309,985	339,596
Total liabilities	4,573,208	4,780,077

Capital:
Members’ capital	5,883,134	6,118,338
Receivable from General Growth Properties, Inc.	(2,770,537)	(2,778,909)
Accumulated other comprehensive loss	(34,911)	(48,471)
Members’ capital attributable to General Growth Properties, Inc.	3,077,686	3,290,958
Noncontrolling interests in Consolidated Real Estate Affiliates	19,619	20,008
Total capital	3,097,305	3,310,966
Total liabilities and capital	$7,670,513	$8,091,043

THE ROUSE COMPANY, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

	Three Months Ended March 31,
	2012	2011
	(In thousands)
Revenues:
Minimum rents	$95,081	$94,583
Tenant recoveries	45,576	46,472
Overage rents	2,855	1,846
Other	3,849	3,518
Total revenues	147,361	146,419
Expenses:
Real estate taxes	14,094	14,486
Property maintenance costs	5,149	6,743
Marketing	1,507	1,416
Other property operating costs	21,699	21,733
Provision for (recovery of) doubtful accounts	672	(822)
Property management and other costs	10,312	10,749
Depreciation and amortization	53,256	58,288
Total expenses	106,689	112,593
Operating income	40,672	33,826

Interest income	183	150
Interest expense	(57,353)	(59,920)
Loss before income taxes, equity in income of
Unconsolidated Real Estate Affiliates, discontinued operations and allocation to noncontrolling interests	(16,498)	(25,944)
Provision for income taxes	(211)	(190)
Equity in income of Unconsolidated Real Estate Affiliates	6,752	5,616
Loss from continuing operations	(9,957)	(20,518)
Discontinued operations	883	(8,169)
Net loss	(9,074)	(28,687)
Allocation to noncontrolling interests	382	652
Net loss attributable to General Growth Properties, Inc.	$(8,692)	$(28,035)

Comprehensive income (loss):
Net loss	$(9,074)	$(28,687)
Other comprehensive income:
Foreign currency translation	13,560	276
Other comprehensive income (loss)	4,486	(28,411)
Comprehensive income allocated to noncontrolling interests	382	652
Comprehensive income (loss), net attributable to General Growth Properties, Inc.	$4,868	$(27,759)

THE ROUSE COMPANY, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF CAPITAL

(UNAUDITED)

	Members’ Capital	Accumulated other comprehensive income (loss)	Receivable from General Growth Properties, Inc.	Noncontrolling Interests in Consolidated Real Estate Affiliates	Total Capital
			(In thousands)

Balance at January 1, 2011	$7,496,625	$—	$(2,812,817)	$21,416	$4,705,224

Net loss	(28,035)	—	—	(652)	(28,687)
Other comprehensive income	—	276	—	—	276
Advances to General Growth Properties, Inc.	—	—	(194,163)	—	(194,163)
Distributions to noncontrolling interests in Consolidated Real Estate Affiliates	—	—	—	(65)	(65)
Balance at March 31, 2011	$7,468,590	$276	$(3,006,980)	$20,699	$4,482,585

Balance at January 1, 2012	$6,118,338	$(48,471)	$(2,778,909)	$20,008	$3,310,966

Net loss	(8,692)	—	—	(382)	(9,074)
Other comprehensive income	—	13,560	—	—	13,560
Advances from General Growth Properties, Inc.	—	—	8,372	—	8,372
Distribution to General Growth Properties, Inc.	(226,512)	—	—	—	(226,512)
Distributions to noncontrolling interests in Consolidated Real Estate Affiliates	—	—	—	(7)	(7)
Balance at March 31, 2012	$5,883,134	$(34,911)	$(2,770,537)	$19,619	$3,097,305

THE ROUSE COMPANY, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Three Months Ended March 31,
	2012	2011
	(in thousands)
Cash flows from operating activities:
Net loss	$(9,074)	$(28,687)
Adjustments to reconcile net loss to net cash provided by operating activities:
Equity in income of Unconsolidated Real Estate Affiliates	(6,752)	(1,124)
Provision for (recovery of) doubtful accounts	672	(780)
Distributions received from Unconsolidated Real Estate Affiliates	2,622	3,132
Depreciation	50,703	76,495
Amortization	3,055	3,252
Amortization of deferred financing costs	11	13
Accretion/write-off of debt market rate adjustments	(6,734)	(6,859)
Amortization of intangibles other than in-place leases	5,531	8,298
Straight-line rent amortization	(4,766)	(8,637)
Net loss on dispositions	—	1,487
Net changes:
Accounts and notes receivable	3,270	2,734
Decrease in restricted cash	3,938	6,046
Prepaid expenses, deferred expenses and other assets	2,827	5,838
Accounts payable and accrued expenses	(3,257)	21,535
Net cash provided by operating activities	42,046	82,743

Cash flows from investing activities:
Development of real estate and property additions/improvements	(11,017)	(11,695)
Proceeds from sales of investment properties	—	131,867
Distributions received from Unconsolidated Real Estate Affiliates in excess of income	12,981	12,561
Increase in investments in Unconsolidated Real Estate Affiliates	(19,330)	(612)
Decrease in restricted cash	534	2,885
Other, net	29	27
Net cash (used in) provided by investing activities	(16,803)	135,033

Cash flows from financing activities:
Principal payments on mortgages, notes and loans payable	(13,326)	(19,623)
Borrowings from (advances to) General Growth Properties, Inc.	8,372	(194,163)
Distributions to noncontrolling interests	(7)	(65)
Prepayment of financing fees	(4,325)	—
Net cash used in financing activities	(9,286)	(213,851)

Net change in cash and cash equivalents	15,957	3,925
Cash and cash equivalents at beginning of period	442,559	903,630
Cash and cash equivalents at end of period	$458,516	$907,555

THE ROUSE COMPANY, L.L.C., A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(UNAUDITED)

	Three Months Ended March 31,
	2012	2011
	(in thousands)
Supplemental disclosure of cash flow information:
Interest paid	$47,412	$61,997
Interest capitalized	62	155
Income taxes paid	—	84
Non-Cash Transactions:
Change in accrued capital expenditures incurred in accounts payable and accrued expenses	$(1,831)	$2,748
Non-Cash Distribution to GGPLP:
Assets	$398,633	$—
Liabilities	(172,121)	—